UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Touchmark Bancshares, Inc.

(Name of Issuer)

Common Stock, $.01

(Title of Class of Securities)

89155L 10 9

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following pages)

CUSIP No. 89155L 10 9		13G

1.	Name of Reporting Person SS or IRS Identification No of Above Person Jayendrakumar J. Shah

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 458,100

	6.	Shared Voting Power 1,000

	7.	Sole Dispositive Power 458,100

	8.	Shared Dispositive Power 1,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 459,100 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 13.05%

12.	Type of Reporting Person* IN

CUSIP No. 89155L 10 9		13G

1.	Name of Reporting Person SS or IRS Identification No of Above Person Meena Shah

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 229,600

	6.	Shared Voting Power 1,000

	7.	Sole Dispositive Power 229,600

	8.	Shared Dispositive Power 1,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 230,600 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 6.61%

12.	Type of Reporting Person* IN

Item 1(a).	Name of Issuer: Touchmark Bancshares, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 3651 Old Milton Parkway Alpharetta, Georgia 30005

Item 2(a).	Name of Person Filing: 1. Jayendrakumar J. Shah 2. Meena Shah
Item 2(b).

Address of Principal Business Office, or if none, Residence:
1.             Jayendrakumar J. Shah — 3651 Old Milton Parkway

Alpharetta, Georgia 30005

2.             Meena Shah — 3651 Old Milton Parkway

Alpharetta, Georgia 30005

Item 2(c).	Citizenship: 1. Jayendrakumar J. Shah — United States of America 2. Meena Shah — United States of America
Item 2(d).	Title of Class of Securities: Common Stock, $.01 par value
Item 2(e).	CUSIP No: 89155L 10 9

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act;
(b)	☐ Bank as defined in section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
	(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

1.                                       As of December 31, 2010, Jayendrakumar J. Shah may be deemed the beneficial owner of 459,100 shares of common stock.  He has sole voting and dispositive power over 393,100 shares of common stock.  He has shared voting and dispositive power of 1,000 shares of common stock.  He has sole voting and dispositive power over warrants to purchase 65,000 shares of common stock that are exercisable within 60 days of February 14, 2011.  He is the husband of Meena Shah.

2.                                       As of December 31, 2010, Meena Shah may be deemed to the beneficial owner of 230,600 shares of common stock.  She has sole voting and dispositive power over 204,600 shares of common stock.  She has shared voting and dispositive power of 1,000 shares of common stock.  See has sole voting and dispositive power over warrants to purchase 25,000 shares of common stock that are exercisable within 60 days of February 14, 2011. She is the wife of Jayendrakumar J. Shah.
(b)	Percent of class: 1. Jayendrakumar J. Shah — 13.05% 2. Meena Shah — 6.61%
(c)	Number of shares as to which such person has:
(i)

Sole power to vote or direct the vote.

1.  Jayendrakumar J. Shah may be deemed to have sole power to vote or direct the vote of 458,100 shares of common stock based on his ownership of 393,100 shares and warrants to purchase 65,000 shares of common stock that are exercisable within 60 days of February 14, 2011.

2.  Meena Shah may be deemed to have sole power to vote or direct the vote of 229,600 shares of common stock based on her ownership of 204,600 shares and warrants to purchase 25,000 shares of common stock that are exercisable within 60 days of February 14, 2011.

(ii)

Shared power to vote or direct the vote.

1.  Jayendrakumar J. Shah may be deemed to have shared power to vote or direct the vote of 1,000 shares of common stock based on his jointly controlled ownership of 1,000 shares of the common stock of the Company with Meena Shah.

2.  Meena Shah may be deemed to have shared power to vote or direct the vote of 1,000 shares of common stock based on her jointly controlled ownership of 1,000 shares of the common stock of the Company with Jayendrakumar J. Shah.

(iii)

Sole power to dispose or to direct the disposition.

1.  Jayendrakumar J. Shah may be deemed to have sole power to dispose or direct the disposition of 458,100 shares of common stock based on his ownership of 393,100 shares and warrants to purchase 65,000 shares of common stock that are exercisable within 60 days of February 14, 2011.

2.  Meena Shah may be deemed to have sole power to dispose or direct the disposition of 229,600 shares of common stock based on her ownership of 204,600 shares and warrants to purchase 25,000 shares of common stock that are exercisable within 60 days of February 14, 2011.

(iv)

Shared power to dispose or to direct the disposition.

1.  Jayendrakumar J. Shah may be deemed to have shared power to dispose or direct the disposition of 1,000 shares of common stock based on his jointly controlled ownership of 1,000 shares of the common stock of the Company with Meena Shah.

2.  Meena Shah may be deemed to have shared power to dispose or direct the disposition of 1,000 shares of common stock based on her jointly controlled ownership of 1,000 shares of the common stock of the Company with Jayendrakumar J. Shah.

Item 5.	Ownership of 5 Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

/s/ Jayendrakumar J. Shah
Jayendrakumar J. Shah

/s/ Meena Shah
Meena Shah

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d—1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to Common Shares, $.01 per share, of Touchmark Bancshares, Inc., a Georgia corporation, and that this Agreement may be included as an Exhibit to such joint filing.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning others, except to the extent that he, she or it knows or has reason to believe such information is inaccurate.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

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Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of February 14, 2011.

/s/ Jayendrakumar J. Shah
Jayendrakumar J. Shah

/s/ Meena Shah
Meena Shah